Exhibit 99.2

Investment in Vicinity September 2026

Executive Summary (1/2)

Investment Structure and Valuation	• Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“**Kenon**”) has entered into an agreement (the “**Agreement**”) to acquire 25% of the equity interest in Vicinity District Energy (“**Vicinity**” or the “**Company**”) for cash consideration of approximately $450 million in connection with a sale of the Vicinity business. The acquisition is part of a transaction in which the current owner of the Company, an entity related to Antin Infrastructure Partners (the “**Seller**”), has agreed to sell a majority interest in Vicinity (the “**Acquisition**”) to an entity (the “**Buyer**”) that is owned by Kenon and funds managed by Harrison Street Asset Management (together with such funds, “**HSAM**”). Buyer will acquire between approximately 60% and 100% equity interest in Vicinity. A consortium of lenders has committed debt financing, which is non-recourse to Kenon and HSAM, of up to $1.4 billion to fund a portion of the purchase price and a facility for future growth capital expenditures of the Vicinity business. • The purchase price for the Acquisition is based on a total enterprise value for 100% of the Company of $2.92 billion, subject to post-closing adjustments including for closing date cash, working capital and debt. • The maximum cash obligation of Kenon in respect of the Acquisition is approximately $450 million, and Kenon has no obligation to acquire in excess of a 25% indirect interest in Vicinity. Kenon intends to fund its obligations for its share of the cash portion of the consideration for the Acquisition using cash on hand and available liquidity, and does not intend to use funds beyond its currently available cash and liquidity.
Governance	• Under the LLC Agreement, Kenon will have significant board representation and consent rights, pre-emptive rights, customary transfer restrictions, and an exit mechanism after a certain period, all subject to agreed terms and exclusions.
Expected Timing	• Target Closing/Funding: Q2 2027 subject to receipt of customary regulatory approvals.

KENON HOLDINGS

2

Executive Summary (2/2)

Vicinity Overview	• Vicinity is a fully integrated district heating / cooling infrastructure utility platform with in-house commercial, operating, engineering, and asset management capabilities. • Vicinity generates revenue primarily through the delivery of steam, hot water, and chilled water to its customer networks. The Company is a market leader in providing decarbonized heating and cooling solutions to clients, supporting customers' sustainability objectives. • The Company owns and operates multiple district heating / cooling systems serving major metropolitan markets across North America. Vicinity has a substantial pipeline of network densification and extension growth opportunities, together with asset optimization plans with the potential to grow EBITDA, expected to be funded from operating cash flows and the capital expenditure debt facility. • Vicinity serves a diverse, predominantly investment-grade rated customer base spanning government, university, hospital, and large commercial users. Vicinity enters into long term contracts, with significant capacity payments, fuel cost pass-throughs and inflation-linked escalators. • In addition to operating conventional boilers, Vicinity operates combined heat and power plants to generate steam, with electricity generated solely as a byproduct sold to wholesale power markets.
Rationale	The Acquisition is in furtherance of Kenon's strategy of maximizing value for its shareholders through a substantial investment in an established industry in a developed market. 1. **Highly Contracted Cash Flows from Institutional Customers:** a significant majority of gross margin is derived from contracted capacity payments. District heating / cooling contracts are typically long-dated, with a customer base concentrated in institutional users that generally have investment-grade ratings. 2. **Inflation Protection and Cost Pass-Through:** contractual escalation and commodity cost pass-through provisions provide protection against inflation, fuel price volatility, and other macroeconomic pressures. 3. **Essential Service and High Customer Retention:** the Company provides critical heating and cooling services to government, higher education, healthcare, and large commercial customers, supporting durable, long-term customer relationships. Vicinity has demonstrated extremely robust operational reliability, and therefore enjoys very high customer retention rates. 4. **Difficult to Replicate and High Barriers to Entry:** extensive underground networks, permitting complexity, franchise arrangements, and established network density create significant barriers to replication in supply-constrained urban markets. Vicinity operates as the sole supplier in each of its 12 cities. 5. **Industry-Leading Management Team:** management team has a demonstrated track record of operating and expanding the platform and developing innovative solutions, including lower-carbon district energy offerings.

KENON HOLDINGS

3

Company Overview

Leading Pure-play North American District Heating / Cooling Infrastructure Utility Platform

$140M+	Multiple	~1,000	Extensive
Expected Run Rate Adjusted EBITDA[1]	*Major Metropolitan Markets*	*Buildings*	*Distribution Networks*

Business Overview

Vicinity is the largest pure-play district heating / cooling infrastructure utility platform in the U.S., providing steam, hot water, and chilled water through established distribution infrastructure



Baltimore, MD
Solutions
Philadelphia, PA
Solutions
Boston – Cambridge, MA
Solutions
Kansas City, MO
Solutions
Grand Rapids, MI
Solutions
Oklahoma City, OK
Solutions
Trenton, NJ
Solutions
Tulsa, OK
Solutions
Washington, DC
Solutions
Morgantown, WV
Solutions
Atlanta, GA
Solutions

Steam | eSteam™ | Hot Water | Chilled Water | Power | Vicinity's Largest Networks

Vicinity Portfolio Highlights

Illustrative Segment Concentration



Segment[2]
District Heating / Cooling
Complementary Power

Illustrative Customer Type



Customer[2]
Institutional and Government
Commercial Buildings
Other

Highly Contracted Revenue and Strong Cash Flow Visibility

- **>** 2/3rd of district heating / cooling gross margin supported by **contracted inflation-linked payments**
- **~15-year weighted average tenor** of contracts signed

Diversified and Long-tenured Customer Base

- **High-quality customer base** across essential sectors, including higher education, healthcare, government, industrial, commercial and multifamily residential sectors
- **>99% customer retention rate**

Owned Infrastructure with Exclusive Right to Expand

- Established networks that are difficult to replicate
- **>140 miles pipe networks** located in dense urban centers

Embedded Growth Potential Through Multiple Channels

- Delivered **industry-leading track record** of double-digit Adjusted EBITDA growth 2020-2025.
- Low penetration of the addressable market underpins a **long runway of organic growth potential,** captured through continuous on-pipe densification, extension, and asset optimization

Note: Figures as of June 30, 2026.

1. *Adjusted EBITDA is a non-GAAP financial measure and is not a measure of performance under IFRS. Expected annualized run rate Adjusted EBITDA as presented above is based upon unaudited management information provided by Vicinity. Due to the forward-looking nature of Adjusted EBITDA, we are unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort.*
2. *Illustrative split by Gross Margin.*

KENON HOLDINGS

4

Core, Perpetual Utility Infrastructure

Company's networks are critical, owned infrastructure operated with an unregulated utility business model

Difficult to Replicate Infrastructure

- **Over 140 miles of privately-owned pipe** located in core urban centers that would be exceptionally difficult and costly to replicate.
- **Significant replacement value**, as well as prolonged permitting and **construction** timelines.
- Systems built over decades with **extensive underground piping infrastructure** creating entrenched catchment area.
  - **Substantially underpenetrated market** with significant room to grow within existing systems.

Durable Utility Model

- **Established district heating / cooling provider** across its existing markets, supplying essential heating and cooling services.
- Customers secure capacity via **fixed CPI-linked capacity payments to the Company.**
- **High switching costs** and the **essential** nature of the service support **strong customer retention and contract renewals.**
- Flexible commercial model with **contractually negotiated pricing.**

Stable, Resilient Demand

- Customer loads are **stable and predictable** given seasonal nature of Company's solutions.
- Contract structure results in primarily fixed capacity EBITDA and includes **a full cost pass-through mechanism**, with Company typically earning a margin.
- During COVID, **volumes remained resilient**, reflecting the essential nature of the service and the composition of the customer base.
  - No material collections issues including during COVID.

Illustrative System Map



Selected Customers

Massachusetts General Hospital
Northeastern University
West Virginia University
State of New Jersey
Penn University of Pennsylvania
Thomas Jefferson University
City of Grand Rapids
Boston Medical Center
Tufts Medical Center

Illustrative District Heating / Cooling Gross Margin


District Heating / Cooling Capacity Margin
District Heating / Cooling Consumption Margin

Source: Company Information as of June 30, 2026.

KENON HOLDINGS
5

Gross Margin & Contract Overview

Contract Structure



Feedstock
Natural Gas
Electricity
Natural / Waste Heat
Water
Feedwater
Oil
Low Carbon Fuel
A Fixed Capacity Charge
Vicinity
B Fuel and Consumption Margin (Cost Pass-Through and Efficiency Margin)
Steam
Decarb. Steam
Hot Water
Chilled Water
Customer
Solution Flow
Financial Flow

Business model underpinned by a capacity-based, inflation-linked contractual framework, with the majority of Gross Margin generated by District Heating / Cooling

Gross Margin Component	Gross Margin Attribution	Overview
(A) District Heating / Cooling Capacity	*Primary*	▪ Fixed availability payments. ▪ Not linked to customer's actual heating / cooling volumes (i.e., take-or-pay). ▪ Escalation factors linked to inflation.
(B) District Heating / Cooling Consumption Margin & Pass-Through	*Supporting*	▪ Contractual fuel pass-through with upside from outperforming efficiency benchmarks. ▪ Variable payments recover actual fuel costs. ▪ Additional charges recover non-fuel production costs (water, chemicals, sewer).
O&M and Other District Heating / Cooling Margin	*Opportunistic*	▪ Long-term Operations & Maintenance (O&M) served within existing systems and Behind-the-Meter services provided to existing district heating / cooling customers.
Power (Byproduct)	*Supporting*	▪ Primarily fixed capacity payments. ▪ Includes margins earned by cogenerated sales.

KENON HOLDINGS

Note: The contract structure and overview presented above is representative of the general structuring of typical contracts entered into by the Company and is provided for illustrative purposes to demonstrate the general business model of the Company. Existing and future contracts may deviate from the overview presented above.

6

Tailored Value Proposition Across Customer Segments

Company has a Value Proposition for Each Customer Segment

Primary Customers



Medical

- **Reliability:** Provides continuous redundant thermal energy for mission-critical facilities.
- **Safety:** Eliminates on-site combustion, improving air quality and reducing noise for patients.
- **Affordability:** Avoids major capex expenses freeing up capital.



Education

- **Affordability:** Avoids major capex for equipment as universities face funding cuts and tightening budgets.
- **Reliability:** Ensures uninterrupted heating / cooling.
- **Scalability:** Integrates efficiently across multi-building campuses.



Government

- **Outsourcing:** Transfers ownership, O&M and staffing, removing need to maintain specialized labor.
- **Affordability:** Reduces cost through shared infrastructure.
- **Flexibility:** Provides decarbonization pathway to meet net zero targets.



Commercial

- **Capital Avoidance:** Frees up capital from costly equipment installations.
- **Affordability:** Offers predictable energy pricing and reduced commodity volatility.
- **Repurposed Space:** Frees up to 10% space for leasable area.



Industrial

- **Scale:** Supports large, continuous thermal demand for process heating and steam intensive operations.
- **Reliability:** Provides redundant supply and 24/7 monitoring critical for uptime in manufacturing and production facilities.



Multifamily Residential

- **Affordability:** Offers predictable energy/pricing and reduced commodity volatility.
- **Space Efficiency:** Eliminates need for in-unit or rooftop mechanical equipment, freeing up space for additional units or amenities.

Source: Company Information as of June 30, 2026.

7

Decarbonization Overview

Vicinity delivers a decarbonization strategy in support of its customers' sustainability objectives

Traditional (Fossil) District Heating / Cooling System


1
Feedstock
(natural gas)
CHP
Gas Boiler
3
Customers
2
Steam send-out

1. Vast majority of steam today is produced from natural gas.
2. Company's centralized district heating / cooling system operates efficiently by leveraging Combined Heat and Power ("CHP") technology, or gas boilers.
3. Customer contracts include (i) fixed capacity fees to cover access to Company's infrastructure and (ii) variable fees (e.g., pass-through of fuel and efficiency markup).

District Heating / Cooling System with Electrification


eBoiler
Heat Pump
3 New technologies
1
Feedstock
(electricity)
CHP
Gas Boiler
4
Customers
2
Steam send-out

1. Company procures renewable electricity to produce decarbonized steam.
2. Company leverages existing site infrastructure, including electrical interconnection, river water access, and existing distribution network.
3. New equipment (Electric Boiler, Heat Pump) installed at sites.
4. Customers sign new decarbonized steam contracts, which are incremental to conventional revenues.


Coal
Oil
Natural Gas
Combined Heat & Power
(CHP)
Biogenic Fuel
Electrification
~1900
~1950
~1990
~2000
~2021
2025-2030+
Inflection point

KENON HOLDINGS
8

Source: Company Information as of June 30, 2026.

Strategic Rationale for Kenon

Scarce opportunity to deliver combination of defensive underlying business with actionable growth for Kenon in a high-conviction sector in a developed market

Business Model	Highly contracted to higher education, healthcare, government, industrial, commercial and residential users with ~15-year weighted average tenor, inflation protection, and investment grade credit.
Sector Diversification	Offers significant growth opportunities, whilst diversifying Kenon's business. As a district heating / cooling infrastructure utility investment, Vicinity is operationally distinct from Kenon's electricity generation business.
Growth Business	Vicinity has strengthened its sales organization under the ownership of Antin, and has a large pipeline of opportunities to expand and densify its network, as well as optimize and enhance efficiency of existing assets.
Downside Protection	Highly defensive infrastructure investment, with existing long-term contracted customer base, capacity-based payments and fuel cost pass through, inflation protection, and captive growth opportunities in core city markets.
Ongoing Yield and Capital Value Growth	Vicinity has potential to be able to deliver on ongoing cash yield (after funding growth opportunities) as well as to be able to deliver asset value growth from infrastructure optimization and expansion over the mid-long term.
Sustainability	Vicinity has developed an affordable eSteam™ solution, offering customers a decarbonized heating and cooling solution to meet their sustainability objectives, whilst also helping to secure the future of the business.
Asset Size	Vicinity is one of the largest district heating / cooling infrastructure utility platforms in the US; together with its scaled asset base, the business possesses in-house commercial, operating, engineering, and asset management capabilities.

KENON HOLDINGS

9

Joint Venture Partnership

Harrison Street and Kenon are well positioned to own, expand, and optimize a scaled district heating / cooling infrastructure utility platform

Harrison Street District Energy Experience	• District energy has been a core strategy of funds managed by HSAM, with experience spanning greenfield and brownfield investments and the delivery of hot water, chilled water and steam. • Funds managed by HSAM have aggregated five district energy systems since inception, including three university Public-Private Partnerships ("P3s"), one government P3, and one municipal system.
Long-Term Investment Horizon	• Kenon's long-term focus on asset value creation is shared by HSAM's funds. • Funds managed by HSAM which among its diversified portfolio own a 33.33% stake in CPV Renewable Power LLC, the renewable energy business of Competitive Power Ventures, which is the US subsidiary of Kenon's subsidiary OPC Energy Ltd. Such investment in CPV Renewable Power LLC is distinct from the transaction.
LLC Agreement	• Kenon and Harrison Street will enter into an LLC Agreement which will govern the rights and obligations with respect to the JVCo, including funding of the JVCo, pre-emptive rights, customary transfer restrictions, and rights to trigger a sale of interests in the JVCo after a certain period, all subject to agreed terms and exclusions. • Kenon will have significant board representation and intends to be actively involved in promoting the growth and development of the business. The LLC Agreement will detail numerous actions which require both parties' consent. • In addition, the JVCo and the Seller have entered into an agreement that sets out provisions governing Vicinity from completion of the Acquisition should the Seller retain an interest in the company, including governance rights of the parties, funding and transfer restrictions and provisions for Kenon or HSAM, at their discretion, to increase their interests in Vicinity Holding Company, subject to agreed terms and exclusions.

KENON HOLDINGS

10

Disclaimer

Caution Concerning Forward-Looking Statements

This presentation and related discussions include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like "may", "will", "could", "should", "believe", "expect", "plan", "estimate", "forecast", "potential", "intend", "target", "future", "anticipate", "project", "run rate", and variations of these words or comparable words. These statements include, but are not limited to, statements relating to the Acquisition and the Equity Purchase Agreement, including the terms of the transaction, the expected amount of cash required by Kenon for the Acquisition, representation and warranty insurance, the debt financing commitments, conditions to closing and expected timing for closing, Kenon's Guarantee, the terms that will be included in the LLC Agreement and the agreement between the Buyer and the Seller relating to Vicinity Holding Company, the expected ownership in the Buyer and Vicinity Holding Company, the expected annualized run rate Adjusted EBITDA of Vicinity presented in this presentation and the anticipated performance and prospects of the Vicinity business, Kenon's strategy and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risks relating to the Acquisition including risks relating to conditions to completion of the Acquisition, funding of the debt financing committed for the Acquisition and for capital expenditures, the amount of cash payable by Kenon in connection with the Acquisition, the risk that regulatory approvals or clearances are not obtained within the deadlines set forth in the Equity Purchase Agreement or at all, the risk that conditions to completion of the Equity Purchase Agreement are not met, risks relating to potential termination of the Equity Purchase Agreement and the termination fees which may be payable, risks relating to Kenon's Guarantee, risks relating to management and operation of the Buyer and Vicinity Holding Company including funding and governance matters, budget approval, and risks relating to the provisions for Kenon or HSAM increasing their interests in Vicinity Holding Company and future transfers of interests in the Buyer and Vicinity Holding Company, risks relating to the Vicinity business including regulatory risks, risks relating to customers and suppliers, risks relating to unanticipated liabilities, the risk that the Vicinity business does not perform as anticipated, risks relating to the expected annualized run rate Adjusted EBITDA presented in this presentation, including that it is derived from unaudited management information of Vicinity that has not been independently verified by Kenon and has not been audited or reviewed by Kenon's or Vicinity's auditors, that it does not give effect to seasonality, weather variability, commodity price movements or other factors affecting demand for and the cost of providing district heating and cooling services, that it does not take account of any purchase accounting adjustments, financing costs and transaction expenses, and that it may not be indicative of Vicinity's results for 2026 or any future period, risks relating to the terms and availability of representation and warranty insurance, risks relating to capital expenditures required for the Vicinity business, risks relating to the LLC Agreement and governance of the Buyer and other risks and factors and those risks set forth under the heading "Risk Factors" in Kenon's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

KENON HOLDINGS